UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOWERS FOODS, INC.

1919 FLOWERS CIRCLE

THOMASVILLE, GEORGIA 31757

FORM 11-K REPORT

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Flowers Foods, Inc. 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA

June 17, 2022

We have served as the Plan’s auditor since 2001.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statements of Net Assets Available For Benefits

December 31, 2021 and 2020

	December 31,
	2021	2020
Assets
Investments, at fair value
Collective investment trust funds	$511,388,267	$338,227,013
Mutual funds	278,409,660	359,620,224
Flowers Foods, Inc. Common Stock Fund	54,770,780	46,031,567
Total investments, at fair value	844,568,707	743,878,804

Receivables
Employer contributions	530,370	506,826
Participant contributions	608,552	565,999
Notes receivable from participants	18,449,765	18,708,015

Total receivables	19,588,687	19,780,840

Net assets available for benefits	$864,157,394	$763,659,644

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2021

2021
Additions to net assets attributed to
Investment income:
Dividends	$13,880,379
Interest	1,371,628
Net appreciation in fair value of investments	90,313,208

Total investment income	105,565,215
Interest income on notes receivable from participants	1,005,543
Contributions:
Employer	29,336,700
Participants	34,207,630
Rollovers	2,246,555

Total contributions	65,790,885

Total additions	172,361,643
Deductions from net assets attributed to
Benefit payments	(71,236,744)
Administrative expenses	(627,149)

Total deductions	(71,863,893)

Net increase in net assets	100,497,750
Net assets available for benefits at beginning of year	763,659,644

Net assets available for benefits at end of year	$864,157,394

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2021 and 2020

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Empower Retirement, Great-West Trust Company LLC (“Empower”) is the trustee and record-keeper of the Plan.

The Plan Sponsor contributed $822,214 in 2021 for certain special one-time contributions for certain employees of Flowers Baking Company of Birmingham who are covered by a collective bargaining agreement with the Retail, Wholesale, and Department Store Union , Local 441 Fund “Local 441”) when those participants voted to withdraw from the Local 441 and to participate in the Plan. The payments were made on December 10, 2021 and are included in the employer and employee contributions on the Statement of Changes in Net Assets Available for Benefits.

Eligibility for Participation

Employees are eligible to participate in the Plan starting with the first pay period following a 30-day waiting period from the date of hire. Employees are automatically enrolled in the Plan with a 3% employee contribution rate after 30 days following the completion of the 30-day waiting period. The employee contribution rate automatically increases by 1% each year after the first full calendar year at 3% until the employee contribution rate is 10%. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute a different percentage, they can change the initial automatic contribution percentage. These changes can be made at any time, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date.

Contributions

Allowable employee contributions can be up to 100% of the participant’s compensation, up to the Internal Revenue Service (“IRS”) maximum amount of $19,500 in 2021. Participants direct the investment of their contributions and the Company’s contributions on their behalf into various investment options offered by the Plan.

The Company provides matching contributions generally equal to 50% of the first 1% to 6% of the participant’s elective contributions with a maximum match of 3%. Also, the Company makes a basic contribution, as described in the Plan, of 3% of the participant’s compensation per payroll period whether or not the employee makes any employee contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make $6,500 of catch-up contributions in 2021. The Plan was amended and restated effective as of January 1, 2019 to add a Roth Contribution feature.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their employee contributions plus allocated earnings thereon. The vesting period for the Company contributions is two years of service for basic contributions and three years of service for matching contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Notes Receivable from Participants

Participants may borrow from their elective contribution account and rollover contribution account. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a principal residence loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions. The interest rates ranged from 3.25% to 11.50% for outstanding participant loans as of December 31, 2021 and 4.25% to 10.25% for December 31, 2020. The applicable rate for any loans issued on December 31, 2021 was 5.25%.

Administrative Expenses

Administrative fees charged by the trustee relating to notes receivable from participants and in-service distributions for hardship withdrawal purposes are paid by the affected participants and are presented as administrative expenses in the statement of changes in net assets available for benefits. The administrative fee per year was $46 per year in 2021. The fee is charged on a monthly basis and all participants pay the same fee. Fees paid to the trustee, a related party, were $627,149 for the year ended December 31, 2021. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less. Balances in excess of $5,000 can remain in the plan until the participant reaches the required minimum distribution age of 72 (701/2 for individuals who reached age 701/2 prior to January 1, 2020). Once a terminated vested participant reaches the required minimum distribution age, they are required to begin receiving minimum distributions beginning on April 1 of the year following the year they attained such age.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for discussion of fair value measurements.

The Plan invests in investment contracts through a collective trust.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments sold during the year, as well as those that were held at the end of the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned; related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ compensation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Plan Amendments

On, October 27, 2020, the Plan was amended to accept a transfer of assets from the terminated Flowers Foods, Inc. Retirement Plan No. 1, in which the Plan is a qualified replacement plan. In 2020, $1,025,871 of assets were received to be used against Company basic contributions. In 2021, the distribution of these funds was completed.

As a result of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), the Plan adopted changes for loans and withdrawals as of April 6, 2020. The maximum loan amount has been increased from $50,000 to $100,000 (or 100% of the vested balance). This increase applies to loans borrowed through September 22, 2020. In addition, for eligible individuals, the CARES Act allows new or existing loan repayments which occur between March 27, 2020 and December 31, 2020, to be delayed by re-amortizing and extending the loan maturity date. The early withdrawal tax is waived for COVID-19 withdrawals up to $100,000 through December 2020.

On December 7, 2021, the Plan was amended to provide for certain special one-time contributions for certain employees of Flowers Baking Company of Birmingham who are covered by a collective bargaining agreement with the Retail, Wholesale, and Department Store Union, Local 441. As of December 1, 2021, these employees were eligible to participate in the Plan.

4.	Recent Accounting Pronouncements

All applicable pronouncements have been adopted by the Plan. There are no issued pronouncements that will require adoption in future periods.

5.	Investment in Flowers Foods, Inc. Common Stock Fund

The Plan held investments in the Company at December 31, 2021 and 2020 as shown in the following table:

	2021	2020
Number of common shares held	1,981,874	2,018,361
Fair value of common shares held (at $27.47 and $22.63 per common share, respectively)	$54,442,079	$45,675,509
Common shares as a percentage of the Plan’s total investments at fair value	6.45%	6.14%
Common shares as a percentage of Flowers Foods, Inc.	0.94%	0.95%
Short term investment fund	$328,701	$356,057

With regard to the Flowers Foods, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in the fund option. As of December 31, 2021, there were approximately 1,973,722 units outstanding with a market value of approximately $27.75 per unit related to the Flowers Foods, Inc. Common Stock Fund. As of December 31, 2020, there were approximately 2,009,235 units outstanding with a market value of approximately $22.91 per unit related to the Flowers Foods, Inc. Common Stock Fund. At December 31, 2021 and 2020, the Flowers Foods, Inc. Common Stock Fund held an investment in the Invesco Funds Government & Agency Portfolio, a short term investment fund.

6.	Fair Value Measurements

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

Flowers Foods, Inc. Common Stock Fund — Valued at the closing price reported on the active market on which the security is traded plus any short term investment held by the fund and is classified within Level 1 in the fair value hierarchy tables below.

Collective investment trust — The investments include a stable value fund and a series of target retirement trusts. The fair values of participation units held in the stable value fund are based on NAV to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity, then the stable value fund may defer honoring any payment request until liquidity is sufficient. The Plan is permitted to redeem investment units at NAV on the measurement date. The fair value of the units held in the target retirement trusts are based on NAV of the underlying portfolio securities to reflect all fund investments at fair value. The retirement trusts permit redemptions daily. The Plan is permitted to redeem investment units at NAV on the valuation date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy as of December 31, 2021 and 2020:

	Fair Value Measurements at December 31, 2021
	Level 1	Level 2	Level 3	Total
Total mutual funds	$278,738,361	$—	$—	$278,738,361
Flowers Foods, Inc. Common Stock	54,442,079	—	—	54,442,079
Investments measured at net asset value (1)	—	—	—	511,388,267

Total investments at fair value	$333,180,440	$—	$—	$844,568,707

	Fair Value Measurements at December 31, 2020
	Level 1	Level 2	Level 3	Total
Total mutual funds	$359,976,282	$—	$—	$359,976,282
Flowers Foods, Inc. Common Stock	45,675,509	—	—	45,675,509
Investments measured at net asset value (1)	—	—	—	338,227,013

Total investments at fair value	$405,651,791	$—	$—	$743,878,804

(1)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments measured at fair value based on NAV, as practical expedient, per share as of December 31,2021 and 2020, respectively.

As of December 31, 2021:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	$61,957,286	N/A	Daily	30 days
Geneva Small Cap Growth Collective Fund C	22,484,496	N/A	Daily	30 days
Harbor Capital Appreciation CIT 4	108,412,952	N/A	Daily	30 days
Vanguard Target Retire 2015 Inc Trust II	2,975,574	N/A	Daily	30 days
Vanguard Target Retire 2020 Inc Trust II	27,378,696	N/A	Daily	30 days
Vanguard Target Retire 2025 Inc Trust II	55,564,318	N/A	Daily	30 days
Vanguard Target Retire 2030 Inc Trust II	63,247,173	N/A	Daily	30 days
Vanguard Target Retire 2035 Inc Trust II	45,647,676	N/A	Daily	30 days
Vanguard Target Retire 2040 Inc Trust II	32,490,793	N/A	Daily	30 days
Vanguard Target Retire 2045 Inc Trust II	27,818,689	N/A	Daily	30 days
Vanguard Target Retire 2050 Inc Trust II	26,598,956	N/A	Daily	30 days
Vanguard Target Retire 2055 Inc Trust II	23,682,258	N/A	Daily	30 days
Vanguard Target Retire 2060 Inc Trust II	8,939,109	N/A	Daily	30 days
Vanguard Target Retire 2065 Inc Trust II	1,647,899	N/A	Daily	30 days
Vanguard Target Retirement Trust II	2,542,392	N/A	Daily	30 days

	$511,388,267

As of December 31, 2020:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	$66,395,214	N/A	Daily	30 days
Vanguard Target Retirement Inc Trust II	2,453,800	N/A	Daily	30 days
Vanguard Target Retire 2015 Inc Trust II	3,332,711	N/A	Daily	30 days
Vanguard Target Retire 2020 Inc Trust II	27,988,773	N/A	Daily	30 days
Vanguard Target Retire 2025 Inc Trust II	51,455,216	N/A	Daily	30 days
Vanguard Target Retire 2030 Inc Trust II	55,538,038	N/A	Daily	30 days
Vanguard Target Retire 2035 Inc Trust II	37,499,832	N/A	Daily	30 days
Vanguard Target Retire 2040 Inc Trust II	25,815,479	N/A	Daily	30 days
Vanguard Target Retire 2045 Inc Trust II	22,062,550	N/A	Daily	30 days
Vanguard Target Retire 2050 Inc Trust II	20,808,163	N/A	Daily	30 days
Vanguard Target Retire 2055 Inc Trust II	18,124,249	N/A	Daily	30 days
Vanguard Target Retire 2060 Inc Trust II	6,184,441	N/A	Daily	30 days
Vanguard Target Retire 2065 Inc Trust II	618,547	N/A	Daily	30 days

	$338,227,013

7.	Related Party Transactions

Certain Plan investments are shares of a collective investment trust and mutual funds managed by Empower, and shares of Flowers Foods, Inc. Common Stock Fund. At December 31, 2021 and 2020, the Plan held 1,973,722 units and 2,009,235 units of Flowers Foods, Inc. Common Stock Fund with a market value of $54,770,780 and $46,031,567, respectively. The fair value of the Flowers common stock in the Flowers Foods, Inc. Common Stock Fund was $54,442,079 and $45,675,509 as of December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, there were purchases and sales of units in the Flowers Foods, Inc. Common Stock Fund of $3,285,915 and $5,843,862, respectively. During the year ended December 31, 2020, there were purchases and sales of units in the Flowers Foods, Inc. Common Stock Fund of $6,294,246 and $13,375,429, respectively. Income from the Flowers Foods, Inc. Common Stock Fund was $1,651,186 during 2021.

Empower is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, certain transactions such as contributions from the Plan Sponsor and dividends, purchases, and sales involving funds managed by Empower qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees paid to the trustee were $627,149 for the year ended December 31, 2021. During the year ended December 31, 2021, there were purchases and sales of the Putnam Stable Value Fund of $15,750,813 and $20,932,797, respectively. During the year ended December 31, 2020, there were purchases and sales of the Putnam Stable Value Fund of $38,518,668 and $24,009,196, respectively. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

9.	Forfeitures

At December 31, 2021 and 2020, forfeited nonvested accounts totaled $462,349 and $1,089,921, respectively. The Plan included $1,025,082 of assets transferred from the terminated Flowers Foods, Inc. Retirement Plan No. 1 provided by the first amendment to the January 1, 2019 Plan restatement during 2020. These contributions were used to reduce the Company’s basic contributions in 2021 and 2020. In addition, forfeitures accounts are used to reduce future Company contributions including basic and match. During 2021 and 2020, Company contributions were reduced by $2,017,715 and $1,341,020, respectively, from forfeited nonvested accounts, of which $434,581 and $590,501, respectively, was from the terminated retirement plan assets.

10.	Tax Status

The IRS has determined and informed the Company by letter dated May 12, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12.	Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2021 EIN No. 58-2582379 / Plan Number 004

(a) Party in Interest	(b) Identity of issue or borrower	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Putnam Stable Value Fund	Collective Investment Trust; 61,957,286 shares		$61,957,286
	Geneva Small Cap Growth Collective FD C	Collective Investment Trust; 2,107,263 shares		22,484,496
	Harbor Capital Appreciation CIT 4	Collective Investment Trust; 7,661,693 shares		108,412,952
	Vanguard Target Retirement Inc Trust II	Collective Trust Fund; 58,192 shares		2,542,392
	Vanguard Instl Target Retire 2015 Trust II	Collective Trust Fund; 70,411 shares		2,975,574
	Vanguard Instl Target Retire 2020 Trust II	Collective Trust Fund; 607,875 shares		27,378,696
	Vanguard Instl Target Retire 2025 Trust II	Collective Trust Fund; 1,191,856 shares		55,564,318
	Vanguard Instl Target Retire 2030 Trust II	Collective Trust Fund; 1,332,642 shares		63,247,173
	Vanguard Instl Target Retire 2035 Trust II	Collective Trust Fund; 924,229 shares		45,647,676
	Vanguard Instl Target Retire 2040 Trust II	Collective Trust Fund; 622,787 shares		32,490,793
	Vanguard Instl Target Retire 2045 Trust II	Collective Trust Fund; 517,942 shares		27,818,689
	Vanguard Instl Target Retire 2050 Trust II	Collective Trust Fund; 491,209 shares		26,598,956
	Vanguard Instl Target Retire 2055 Trust II	Collective Trust Fund; 326,562 shares		23,682,258
	Vanguard Instl Target Retire 2060 Trust II	Collective Trust Fund; 156,251 shares		8,939,109
	Vanguard Instl Target Retire 2065 Trust II	Collective Trust Fund; 46,775 shares		1,647,899

				511,388,267

	Dodge & Cox Stock Fund	Mutual Fund; 382,441 shares		93,797,485
	Western Asset Core Plus Bond	Mutual Fund; 4,227,429 shares		50,390,953
	Vanguard Institutional Index Fund	Mutual Fund; 161,134 shares		65,386,617
	Seagall Bryant & Hamill SM CP VAL INS	Mutual Fund; 551,309 shares		8,186,932
	American Europacific Growth Fund	Mutual Fund; 654,298 shares		42,352,711
	Vanguard Total Intl Stock Index Admiral	Mutual Fund; 62,631 shares		2,141,990
	Vanguard Total Bond Market Index	Mutual Fund; 743,647 shares		8,321,404
	Vanguard Small Cap Index	Mutual Fund; 68,278 shares		7,398,652
	William Blair Small Cap Value I	Mutual Fund; 12,892 shares		432,916

				278,409,660

*	Flowers Foods, Inc. Common Stock Fund	Common Stock; 1,981,874 shares		54,442,079
*	Flowers Foods, Inc. Common Stock Fund	Invesco Funds Government & Agency Portfolio; 328,701 shares		328,701
	Notes receivable from participants	Notes, with interest rates between 3.25% and 11.50%; maturity ranges from December 2021 to October 2036.		18,449,765

				$863,018,472

*	Parties-in-Interest (See Note 7)
**	Cost information not required for participant-directed accounts

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

Date: June 17, 2022	By:	/s/ John Cook
John Cook
Chair, Employee Benefits Administrative Committee

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP